    EXHIBIT 99.1

Silver Elephant Mining Executes Coal NSR Amendment with Battery Metals Royalties, Extends LOI on its 45% Coal Asset Sale to Year End

Vancouver, British Columbia, May 18, 2022 – Silver Elephant Mining Corp. (“Silver Elephant”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) and Battery Metals Royalties Corp. (“Battery Metals”) announce that they have executed an NSR Amending Agreement in connection with the Letter of Intent (“LOI”) announced on April 4, 2022. The NSR Amending Agreement will adjust the royalty payable to Battery Metals under an existing NSR agreement dated August 25, 2021 in respect of coal extracted from Silver Elephant’s Ulaan Ovoo coal mine in Mongolia from US$2 per tonne to the greater of: (i) US$3 per tonne; (ii) 5% of the gross coal sales price; and (iii) 3% of ICE NewCastle 5,500GCV benchmark price if coal is sold to China. In consideration, Battery Metals will transfer 990,485 common shares of Flying Nickel Mining Corp. held by Battery Metals to Silver Elephant at a deemed price of $0.34 per share for aggregate consideration of $336,765.

The parties have also amended the LOI (“Amended LOI”) by waiving the penalty and termination fees and extending the closing date to December 31, 2022, to allow sufficient time for Battery Metals to complete a listing on the TSX Venture Exchange (the “Listing”). Pursuant to the Amended LOI, Silver Elephant shall transfer a 45% equity interest in its wholly-owned subsidiary, Mega Thermal Coal Corp. (“Mega Coal”), to Battery Metals in exchange for 16,000,000 common shares of Battery Metals (the “Transaction”). In connection with the Transaction, Silver Elephant intends to distribute the remaining 55% equity interest in Mega Coal to Silver Elephant shareholders prior to December 31, 2022.

Silver Elephant and Battery Metals believe the Transaction will provide Silver Elephant shareholders with direct participation in thermal coal by receiving Mega Coal shares and bolster Battery Metals’ investment and royalty portfolio.

Related Party Transaction

Each of the Transaction and the NSR Amending Agreement is a ‘related party’ transaction in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). For both Silver Elephant and Battery Metals, the NSR Amending Agreement is exempt from the valuation and minority shareholder approval requirements by application of sections 5.5(a) and 5.7(a) of MI 61-101, respectively. Further information regarding valuation and minority shareholder approval requirements and other disclosure requirements under MI 61-101 in respect of the Transaction will be provided in a subsequent news release. Refer to news release dated April 4, 2022 for additional details of the Transaction.

Closing of the Transaction and the NSR Amending Agreement will be subject to such corporate and/or regulatory approvals as may be required, including the approval of the Toronto Stock Exchange (“TSX”), and such other requirements as may be relevant under applicable laws and the policies of the TSX, including, if applicable, approval of the shareholders of Silver Elephant and/or Battery Metals.

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About Mega Coal

Mega Thermal Coal Corp. is a wholly-owned Silver Elephant subsidiary which owns and operates the following Mongolia thermal coal projects:

In 2020 and 2021, approximately 22,400 tonnes of Ulaan Ovoo coal were exported to China via Erenhot rail port, the largest port on the China-Mongolia border. Mine operations were curtailed in 2021 due to low coal prices. Offering prices for Ulaan Ovoo coal at Erenhot have since tripled to US$150 a tonne in 2022 while benchmark ICE NewCastle 5,500 GCV thermal coal has quintupled to an all-time high of US$402 a tonne. As a result, Mega Coal is currently evaluating the prospect of restarting Ulaan Ovoo (currently on standby) in 2022.

Ulaan Ovoo contains a measured 174.5 million tonnes and indicated 34.3 million tonnes of thermal coal with an average GCV of 5,040 kcal/kg (as cited in Technical Report by Wardrop Engineering, December 13, 2010, available on SEDAR).

Chandgana Khavtgai: contains a measured and indicated 1.05 billion tonnes of thermal coal with an average GCV of 3,636 kcal/kg (as reported by Kravits Geological Services LLC, September 28, 2010, available on SEDAR).

Chandgana Tal: contains a measured 124.4 million tonnes of thermal coal with an average GCV of 3,306 kcal/kg (as reported by John T. Boyd Company, February 2014, available on SEDAR).

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company which also owns 39% of Battery Metals Royalties Corp.

To find out more about Silver Elephant, visit www.silverelef.com.

About Battery Metals

Battery Metals Royalties Corp. is an investment company, spun-out from Silver Elephant Mining Corp. in January 2022. Battery Metals’ core assets include: (i) certain royalties on silver, nickel, vanadium, and coal projects; and (ii) 22,953,991 common shares (37% ownership) of Flying Nickel Mining Corp. (TSX: FLYN) and 22,953,991 common shares (46% ownership) of Nevada Vanadium Mining Corp.

To find out more about Battery Metals, visit www.royalbatt.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

Greg Hall

Director

For more information about Silver Elephant, please contact Investor Relations:

info@silverelef.com

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BATTERY METALS ROYALTIES CORP.

ON BEHALF OF THE BOARD

Anthony Garson

Director

For more information about Battery Metals, please contact Investor Relations:

info@royalbatt.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this news release, including, but not limited to, statements with respect to the Transaction and the NSR Amendment and the terms thereof, the completion of the Transaction and the NSR Amendment, the receipt of all necessary regulatory, shareholder, TSX and other approvals as may be required pursuant to applicable laws and stock exchange policies, the satisfaction of all closing conditions to the Transaction and the NSR Amendment, the terms and conditions of the Transaction and the NSR Amendment, and the completion of the Listing and Financing and the terms and timelines thereof among other things, and statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding the Transaction and the NSR Amendment, future growth of Battery Metals and Mega Coal, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. Each of Silver Elephant and Battery Metals believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although each of Silver Elephant and Battery Metals has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. None of Mega Coal, Battery Metals or Silver Elephant undertakes any obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

Not for dissemination in the United States or for distribution to U.S. newswire services. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, a person in the United States or a U.S. person (as defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and any applicable state securities laws, or compliance with an exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Investors are cautioned that, none of the securities of Mega Coal or Battery Metals are currently traded on any stock exchange or market and there is no guarantee that the securities of Mega Coal or Battery Metals will ever be listed for trading, and accordingly, securityholders may not be able to sell their securities through the facilities of any stock exchange or market at any time. This means that the securities of Mega Coal and Battery Metals may be difficult to trade or sell. Even if any listing is achieved, trading in the securities of Mega Coal and Battery Metals should be considered highly speculative and investors should only invest if they are ready to lose all of their investment.

There is no guarantee that the Transaction and/or the NSR Amendment will be completed or even if any completed, will be on the terms currently contemplated herein. The parties to the LOI may further amend the terms of the Transaction and the parties to the NSR Amendment may further amend the terms thereto at any time.

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